CURLEW LAKE RESOURCES INC.
Suite 303, 595 Howe Street, Vancouver, B.C. V6C 2T5
Telephone: (604) 336- 8613 Fax: (604) 718-2808
www.curlew-lake.com

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Curlew Lake Closes Equity Financing for Gross Proceeds of $910,000
and Settles Outstanding Debt by Cash Payments and Share Issuance

May 30, 2017 – Curlew Lake Resources Inc. (CWQ.H) announces that it has closed the private placement (“Financing”) and shares for debt (“Debt”) transactions announced in a News Release dated April 27, 2017. On May 30, 2017 the Company received conditional acceptance from the TSX Venture Exchange to close the Financing and Debt Transactions.

In accordance with the provisions of the Financing Subscription Agreements, on May 30, 2017, the Company issued a total of 3,640,000 common shares at $0.25 per share (the “Financing Shares”).

Proceeds totaling $910,000 from the Financing will be used towards looking for a new business, to settle accounts payable and outstanding debt, and for general working capital purposes.

In accordance with Debt Agreements, on May 30, 2017, the Company issued a total of 360,000 common shares at $0.25 per share (the “Debt Shares”) to settle a total of $90,000 in outstanding debt.

The Financing Shares and Debt Shares are subject to a hold period under applicable Canadian securities laws expiring on October 1, 2017, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

One Insiders, together with the spouse of an Insider, have directly and/or indirectly subscribed for a total of 20,000 Financing Shares and 84,000 Debt Shares, and accordingly those related parties may acquire up to an additional 104,000 common shares in the capital stock of the Company which will increase their pro rata shareholdings in the Company (the “Related Party Transaction”). All of the independent directors of the Company, acting in good faith, have determined that the fair market value of the securities being issued and the consideration paid is reasonable and, with the value of the Related Party Transaction being less than 25% of the Company’s market capitalization, is exempt from the formal valuation and minority shareholder approval requirements of the Ontario Securities Commission’s Rule 61-501.

On behalf of the Board of Directors

SIGNED: “Chris Cherry”

Christopher Cherry, CFO
Contact Christopher Cherry: (604) 336-8613

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.